WOODSIDE

RECEIVED

2006 MAY 18 P 3:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

06013597

2 May 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Australian Stock Exchange ("ASX") release, lodged with the ASX on:

- 1 May 2006:
  - North West Shelf Venture and Toho Gas Co., Ltd sign LNG Heads of Agreement
  - NWS LNG welcomes growing interest in LNG supply

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED

MAY 2 3 2006

THOMSON
FINANCIAL

dlw 5/19

ASX ANNOUNCEMENT
(ASX: WPL)

MONDAY, 1 MAY 2006
12:35PM (WST)

WOODSIDE

MEDIA
KIRSTEN STONEY
W: + 61 8 9348 5694
M: + 61 8 417 984 923
E: kirsten.stoney@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF VENTURE AND TOHO GAS CO., LTD SIGN LNG HEADS OF AGREEMENT

The North West Shelf Venture and Toho Gas Co., Ltd of Japan have signed a heads of agreement for the ongoing supply of liquefied natural gas from Australia's largest resources project.

Toho Gas is the second of the North West Shelf Venture's original Japanese LNG customers to renew its long-term LNG supply requirements this year.

Under a 10-year contract starting in April 2009, the North West Shelf Venture will supply up to 760,000 tonnes of LNG a year to Toho on an ex-ship basis, tripling Toho Gas' original LNG commitments with the Venture.

The Executive Vice President of Toho Gas, Masashi Hasegawa, signed the agreement today with Woodside's Chief Operating Officer, Keith Spence, as well as senior representatives from the North West Shelf Venture participant companies.

Woodside's North West Shelf Ventures Director, Dr Jack Hamilton, said the Venture would remain a significant LNG supplier to Toho Gas, with whom it had established a long and important business relationship and friendship.

"The North West Shelf Venture began LNG deliveries to Toho's Chita LNG terminal in September 1989 and since that time, have delivered more than four million tonnes of LNG to Toho," Dr Hamilton said.

"We highly value our business relationship and friendship with Toho which has tripled their original purchase commitment from the North West Shelf. We look forward to continuing to deliver a safe and reliable supply of LNG from our expanded LNG processing facilities at Karratha in the Pilbara region of Western Australia."

Based in Nagoya, Toho Gas is the third largest city gas provider in Japan, after Tokyo Gas Co., Ltd., and Osaka Gas Co. Ltd.

Toho Gas manufactures city gas at three facilities, the Chita LNG terminal, the Yokkaichi works and the Chita-Midorihama works. Its gas distribution network includes a 25,000km pipeline network.

The six equal participants in the NWS Venture are: Woodside Energy Ltd. (16.67% and operator); BHP Billiton (North West Shelf) Pty Ltd (16.67%); BP Developments Australia Pty Ltd (16.67%); Chevron Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%).

CNOOC NWS Private Limited is also a member of the North West Shelf Venture but does not have an interest in North West Shelf Venture infrastructure.

QV1 Building 250 St Georges Terrace Perth Western Australia 6000
Telephone: (61 8) 9213 4670 Facsimile: (61 8) 9213 4671
Email: companyinfo@nwsalng.com Internet: www.nwsalng.com

SHELF
LNG

NEWS RELEASE

Monday, 1 May 2006
12:45pm (AWST)

NWS LNG WELCOMES GROWING INTEREST IN LNG SUPPLY

A new liquefied natural gas supply agreement with a long-term Japanese customer further confirms growing market interest in safe, secure and reliable supplies of LNG from the North West Shelf Venture, according to North West Shelf Australia LNG.

North West Shelf Australia LNG President Peter Cleary welcomed today's signing of a heads of agreement between Toho Gas Co., Ltd and the Venture.

"Toho Gas is a long-term and highly valued customer of the North West Shelf Venture," Mr Cleary said.

"We are very pleased to continue our long-term business relationship and friendship with Toho Gas which now extends more than 17 years. By 2009, our total supply commitment to Toho will exceed 1 million tonnes a year, making the North West Shelf one of its principal LNG suppliers."

"We remain focused on meeting the future needs of our existing LNG customers however we continue to receive significant worldwide interest, particularly from potential North-Asian customers, in long-term LNG supplies from the North West Shelf Venture."

Toho Gas and the North West Shelf Venture today signed a heads of agreement which more than triples the Venture's original annual LNG supply to Toho.

The six equal participants in the North West Shelf Venture are: BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; Shell Development (Australia) Proprietary Limited; and Woodside Energy Ltd (Operator).

CNOOC NWS Private Limited is also a member of the North West Shelf Venture but does not have an interest in North West Shelf Venture infrastructure.

MEDIA INQUIRIES

Kirsten Stoney
W: (08) 9348 5694 M: (0417) 984 923

INVESTMENT INQUIRIES

Mike Lynn
W: (08) 9348 4283 M: (0439) 691 592